     Silverado Gold Mines Ltd
5455 152ND Street, Suite #308
Surrey, BC V3S 5A5
August 10, 2011

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention James Giugliano

Re: SEC Comment Letter dated June 8, 2011

Dear Mr. Giugliano

Further to our recent conversations; here are the reports we intend to file with our 10K/A:

Comment #4

1)	Auditors Statement from Morgan & Company for the period December 1, 2001 – November 30, 2003

2)	Auditors Statement from Mallah Furman for the period December 1, 2004 – November 30, 2009

3)	Auditors Statement from Manning Elliot for the period December 1, 2009 – November 30 2010.

Please note that we were unable to obtain an Audit Statement from Amisano Hanson for 2004, this is as a result of changing of Companies as well as personnel; we have exhausted our attempts to have a restatement from Amisano. We have reviewed the Financials from 2004 – 2010 and we believe that the year of 2004 can be deemed not material, please let us know your thoughts on this.

Comment #5

4)	A modified draft of item 9A on Controls and procedures.

Sincerely
Silverado Gold Mines Ltd

Irma B Anselmo
Manager, Operations and Human Resources
Phone: 604.595.4130
Cell: 778.668.7099
Fax: 604.595.4142
Email: ianselmo@silverado.com